Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Rogers Communications Inc. (the “Corporation”) held on April 27, 2011 in Toronto, Ontario.

Class A Voting Shareholders

1.	Election of Directors

Resolutions electing the following 18 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Ronald D. Besse Votes For: Votes Withheld:	102,824,136 4,750	Charles W.D. Birchall Votes For: Votes Withheld:	102,820,636 8,250
Stephen A. Burch Votes For: Votes Withheld:	102,820,416 8,470	John H. Clappison Votes For: Votes Withheld:	102,820,736 8,150
Peter C. Godsoe Votes For: Votes Withheld:	102,820,116 8,770	Alan D. Horn Votes For: Votes Withheld:	102,810,983 17,903
Thomas I. Hull Votes For: Votes Withheld:	102,823,876 5,010	Philip B. Lind Votes For: Votes Withheld:	102,814,123 14,763
Isabelle Marcoux Votes For: Votes Withheld:	102,824,736 4,150	Nadir Mohamed Votes For: Votes Withheld:	102,814,483 14,403
David R. Peterson Votes For: Votes Withheld:	102,819,736 9,150	Edward S. Rogers Votes For: Votes Withheld:	102,320,686 508,200
Loretta A. Rogers Votes For: Votes Withheld:	102,817,023 11,863	Martha L. Rogers Votes For: Votes Withheld:	102,817,423 11,463
Melinda M. Rogers Votes For: Votes Withheld:	102,321,086 507,800	William T. Schleyer Votes For: Votes Withheld:	102,820,116 8,770
John H. Tory Votes For: Votes Withheld:	102,819,956 8,930	Colin D. Watson Votes For: Votes Withheld:	102,820,456 8,430

2.	Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual shareholders meeting was approved for the ensuing year with 102,850,827 votes cast in favour of their appointment (100%).

For additional information, please see the Circular.

Toronto, Ontario April 29, 2011

ROGERS COMMUNICATIONS INC.

Per:	“Graeme H. McPhail”
Graeme H. McPhail
Vice President, Associate General Counsel